

10035028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2008 (MM/DD/YY) AND ENDING November 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIM Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Main Street, Suite 430
(No. and Street)

Concord, Massachusetts 01742
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison Beakley 978- 341-1304
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston, (City) MA (State) 02116 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AD 2/16

OATH OR AFFIRMATION

I, Allison Beakley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CPIM Securities, Inc., as of November 30, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CCO/Principal
Title

Signature

Title

Ana Wilson 01/26/10
Notary Public


ANA WILSON
Notary Public
Commonwealth of Massachusetts
My Commission Expires Oct. 22, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPIM Securities LLC

Financial Statements and Supplemental Information

Year Ended November 30, 2009

Contents

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
CPIM Securities LLC

We have audited the accompanying statement of financial condition of CPIM Securities LLC (the Company) as of November 30, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPIM Securities LLC at November 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ERNST & YOUNG LLP

January 28, 2010

CPIM Securities LLC

Statement of Financial Condition

November 30, 2009

Assets	
Cash and cash equivalents	$ 25,107
Due from CPIM LLP	10,522
Prepaid assets	6,508
Total assets	$ 42,137
Liabilities and member's equity	
Liabilities:	
Due to CPIM Inc.	$ 3,052
Accrued expenses	16,000
Total liabilities	19,052
Member's equity	23,085
Total liabilities and member's equity	$ 42,137

See accompanying notes.

CPIM Securities LLC

Statement of Operations

Year Ended November 30, 2009

Revenues:	
Service fees from CPIM LLP	$ 73,712
Total revenues	73,712
Expenses:	
Management fees to CPIM Inc.	29,898
Professional fees	36,769
Regulatory	19,217
Other	6,261
Total expenses	92,145
Net loss	$ (18,433)

See accompanying notes.

CPIM Securities LLC

Statement of Changes in Member's Equity

	Member's Equity
Balance at December 1, 2008	$ 41,518
Net loss	(18,433)
Balance at November 30, 2009	$ 23,085

See accompanying notes.

CPIM Securities LLC

Statement of Cash Flows

Year Ended November 30, 2009

Operating activities	
Net loss	$ (18,433)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in due from CPIM LLP	(5,135)
Decrease in prepaid assets	117
Increase in due to CPIM Inc.	494
Decrease in accrued expenses	(6,780)
Net cash used in operating activities	(29,737)
Net decrease in cash and cash equivalents	(29,737)
Cash and cash equivalents at beginning of year	54,844
Cash and cash equivalents at end of year	$ 25,107

See accompanying notes.

CPIM Securities LLC

Notes to Financial Statements

November 30, 2009

1. Organization and Nature of Business

CPIM Securities LLC (the Company) was formed as a Delaware limited liability company on December 2, 2004, and is a wholly owned subsidiary of Cambridge Place Partners LLC (the Parent), which in turn is a wholly owned subsidiary of Cambridge Place Investment Management, Inc. (CPIM Inc.). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, which was formed on July 26, 2008 through the consolidation of the New York Stock Exchange Member Regulation and the National Association of Securities Dealers, Inc. The Company, which has no employees, acts as the United States placement agent for those funds for which Cambridge Place Investment Management LLP (CPIM LLP), an affiliate of the Company, acts as the investment manager.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances at financial institutions or time deposits with a maturity of 90 days or less.

Revenue Recognition

The Company recognizes placement agent fees and service fees at the time the placement or services are performed and the income is reasonably determinable.

Income Taxes

The Company is a single-member limited liability company for federal, state, and local corporate income tax purposes, and accordingly, was not subject to federal, state, and local corporate income taxes.

2. Significant Accounting Policies (continued)

CPIM Inc. allocates income tax expense (benefit) to the Company as if the Company filed a separate tax return, and the Company reimburses (receives cash from) CPIM Inc. for the expense (benefit) recognized. The Company has computed its income tax provision (benefit), at the prevailing statutory federal and state income tax rates, on a separate entity basis using the liability method. However, no tax benefit has been recorded, as it is not more likely than not that the amount would be recoverable given the current tax position of CPIM Inc. Accordingly, the income tax receivable from CPIM Inc. of $5,092 recorded in 2008 was reversed in the current year and included in other expenses.

3. Related Party Transactions

The Company is a party to a corporate services agreement with CPIM Inc. In accordance with this agreement, certain operating expenses are billed to the Company based on CPIM Inc.'s estimate of the Company's utilization of CPIM Inc.'s services. Expenses related to this agreement were $29,898 for the year ended November 30, 2009.

The Company's revenue consists of reimbursement by CPIM LLP for the use of Company resources. During the year ended November 30, 2009, there were no placement fees received by the Company.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At November 30, 2009, the Company had net capital of $6,055, which was $1,055 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.15 to 1.

5. Subsequent Events

The sole director of CPIM Inc. approved a capital contribution to the Company of $40,000 on January 25, 2010. Included in the approval of the capital contribution was a stipulation that the funds are to be used to pay only external expenses of the Company. These funds were received by the Company on January 26, 2010. Events occurring through January 28, 2010 have been considered for purposes of both accrual and disclosure as required by the newly effective accounting pronouncements addressing events subsequent to the balance sheet date.

Supplemental Information

Schedule I

CPIM Securities LLC

Computation of Net Capital Pursuant to Rule 15c3-1

November 30, 2009

Computation of net capital		
Total member's equity	$	23,085
Deductions:		
Total non-allowable assets from statement of financial condition		17,030
Net capital	$	6,055
Computation of excess net capital		
Net capital requirement	$	5,000
Net capital as calculated above		6,055
Excess net capital	$	1,055
Computation of aggregate indebtedness		
Aggregate indebtedness – per statement of financial condition	$	19,052
Ratio of aggregate indebtedness to net capital		3.15 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited November 30, 2009 Part IIA FOCUS filing.

Schedule II

CPIM Securities LLC

Statement Regarding Rule 15c3-3

November 30, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that Rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
CPIM Securities LLC

In planning and performing our audit of the financial statements of CPIM Securities LLC (the Company), as of and for the year ended November 30, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

ERNST & YOUNG LLP

January 28, 2010

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Financial Statements and Supplemental Information

CPIM Securities LLC
Year Ended November 30, 2009
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


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